UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LuxUrban Hotels Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

21985R105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21985R105	13G/A	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Goudy Park Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,377,284
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,377,284
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,284
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 36,836,190 outstanding shares of Common Stock (as defined in Item 2(d) below) as of November 8, 2023, represented in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on November 8, 2023.

CUSIP No. 21985R105	13G/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Goudy Park Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,424,418 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,424,418 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,424,418 (See Note 3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(2)	See Note (1) Above.

(3)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Goudy Park Management, LLC expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Goudy Park Management, LLC is the beneficial owner of any of the securities reported herein.

CUSIP No. 21985R105	13G/A	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS James W. DeYoung Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,424,418
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,424,418
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,424,418
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above.

CUSIP No. 21985R105	13G/A	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

LuxUrban Hotels, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2125 Biscayne Blvd, Suite 253

Miami, FL 33137

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Goudy Park Capital LP

(ii)	Goudy Park Management, LLC

(iii)	James W. DeYoung Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Goudy Park Capital LP

c/o Goudy Park Management, LLC

249 Queens Lane

Palm Beach, FL 33480

(ii)	Goudy Park Management, LLC

249 Queens Lane

Palm Beach, FL 33480

(iii)	James W. DeYoung Jr.

c/o Goudy Park Management, LLC

249 Queens Ave

Palm Beach, FL 33480

Item 2(c).	Citizenship:

(i)	Goudy Park Capital LP – DE

(ii)	Goudy Park Management, LLC – DE

(iii)	James W. DeYoung Jr. – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

21985R105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 21985R105	13G/A	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Goudy Park Capital LP

(a)	Amount beneficially owned: 3,377,284 (See Note 5)

(b)	Percent of class: 9.2% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,377,284 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,377,284 (See Note 5)

(ii)	Goudy Park Management, LLC

(a)	Amount beneficially owned: 3,424,418 (See Note 5)

(b)	Percent of class: 9.3% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,424,418 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,424,418 (See Note 5)

(iii)	James W. DeYoung Jr.

(a)	Amount beneficially owned: 3,424,418 (See Note 5)

(b)	Percent of class: 9.3% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,424,418 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,424,418 (See Note 5)

CUSIP No. 21985R105	13G/A	Page 6 of 9 Pages

Note 5:

Goudy Park Management, LLC is an Exempt Reporting Adviser with the SEC. Goudy Park Management, LLC, which serves as the general partner to Goudy Park Capital, LP (the "Fund") and other private funds (collectively, the "Funds") may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. James W. DeYoung Jr., as Managing Member of Goudy Park Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Goudy Park Management, LLC and Mr. DeYoung Jr. expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Goudy Park Management, LLC or Mr. DeYoung Jr. are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 36,836,190 outstanding shares of Common Stock as of November 8, 2023 represented in the Issuer's 10-Q filed with the SEC on November 8, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 5 above. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 5 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 21985R105	13G/A	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

GOUDY PARK CAPITAL LP

By: Goudy Park Management, LLC, its General Partner

By: /s/ James W. DeYoung Jr.

Name: James W. DeYoung Jr.

Title: Managing Member

GOUDY PARK MANAGEMENT, LLC

By: /s/ James W. DeYoung Jr.

Name: James W. DeYoung Jr.

Title: Managing Member

JAMES W. DEYOUNG JR.

By: /s/ James W. DeYoung Jr.

CUSIP No. 21985R105	13G/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G/A or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 21, 2024

GOUDY PARK CAPITAL LP

By: Goudy Park Management, LLC, its General Partner

By: /s/ James W. DeYoung Jr.

Name: James W. DeYoung Jr.

Title: Managing Member

GOUDY PARK MANAGEMENT, LLC

By: /s/ James W. DeYoung Jr.

Name: James W. DeYoung Jr.

Title: Managing Member

JAMES W. DEYOUNG JR.

By: /s/ James W. DeYoung Jr.

CUSIP No. 21985R105	13G/A	Page 9 of 9 Pages